Exhibit 99.1

Recon Enters into Agreement to Invest in Company Focused on Developing Blockchain-based Sustainable Energy Solutions

BEIJING, June 3, 2021 /PRNewswire/ -- Recon Technology, Ltd. (NASDAQ: RCON) ("Recon" or the "Company") today announced that the Company has entered into a share exchange agreement (collectively, the "Agreement") with Starry Blockchain Energy Pte. Ltd. ("Starry") (starrylab.io)on June 3, 2021. Incorporated in Singapore, Starry seeks to leverage blockchain technology to drive sustainable energy solutions. Pursuant to the Agreement, Recon will issue unregistered, restricted Class A shares (the "Restricted Shares") to Starry's founding shareholders in exchange for 30% of the shares of Starry.

Management Commentary

Mr. Shenping Yin, CEO of Recon, stated, "Blockchain technology has the potential to reshape sustainable energy, making energy utilization more efficient and environmentally friendly. Recon believes that our investment in Starry will help Recon quickly enter China's sustainable energy market. We also plan to cooperate with Starry through our subsidiary Future Gas Station (Beijing) Technology Company Limited to provide technical and resource support for upgrading China's numerous traditional gas stations and oil fields into integrated energy network through Starry's blockchain technology, which can be used for distributed energy storage and trading segment in coming years to help our clients achieve their targets in carbon neutralization. .."

Mr. Zhongrui Kuang, a founder and CEO of Starry, stated, "In response to the requirements of the Paris Climate Agreement on international carbon emissions and in order to achieve the goal of carbon neutrality, governments around the world are expected to invest trillions of dollars to reduce emissions in the coming years. The problem of inefficient utilization of traditional sustainable energy is always troubling people, and blockchain technology may significantly alleviate this problem. We believe there will be more and more applications of blockchain in sustainable energy in the near future."

About Starry Blockchain Energy Pte. Ltd.

Starry is a company seeking to use blockchain technology to develop and use sustainable energy solutions. Starry aims to build itself into a block-chain based sustainable energy technological expert serving global business partners, project owners, financial investors, and energy consumers. Starry plans to build a reliable and efficient blockchain platform which allows customers to easily trade distributed energy by using blockchain technology and the Internet of Things.

About Recon Technology, Ltd.

Recon Technology, Ltd. (NASDAQ: Recon) is China's first listed non-state owned oil and gas field service company on NASDAQ. Recon supplies China's largest oil exploration companies, Sinopec (NYSE: SNP) and CNPC, with advanced automated technologies, efficient gathering and transportation equipment and reservoir stimulation measure for increasing petroleum extraction levels, reducing impurities and lowering production costs. Through the years, Recon has taken leading positions on several segmented markets of the oil and gas filed service industry. Recon also has developed stable long-term cooperation relationship with its major clients, and its products and service are also well accepted by clients. For additional information please visit: www.recon.cn.

Forward Looking Statements

Forward-Looking Statements in this press release, which are not historical facts, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Our actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by the use of words such as "may," "could," "expect," "intend," "plan," "seek," "anticipate," "believe," "estimate," "predict," "potential," "continue," "likely," "will," "would" and variations of these terms and similar expressions, or the negative of these terms or similar expressions. Such forward-looking statements are necessarily based upon estimates and assumptions that, while considered reasonable by us and our management, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, among others, levels of spending in our industry as well as consumer confidence generally; changes in the competitive environment in our industry and the markets where we operate; our ability to access the capital markets; the results of cooperation under the share exchange agreement; our ability to benefit from such cooperation as a shareholder of Starry; operation and plans of Starry; and other risks discussed in the Company's filings with the U.S. Securities and Exchange Commission, including our Annual Report on Form 20-F, which filings are available from the SEC. We caution you not to place undue reliance on any forward-looking statements, which are made as of the date of this press release. We undertake no obligation to update publicly any of these forward-looking statements to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements, except to the extent required by applicable laws. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

For more information, please contact:
Ms. Liu Jia
Chief Financial Officer
Recon Technology, Ltd
Phone: +86 (10) 8494-5188
Email: info@recon.cn